

GenesisAI

THE GLOBAL AI MARKETPLACE

TEAM



Archil Cheishvili

CEO

Harvard College
(Economics)
Bridgewater
Associates



Artiom Bell

Senior Software Engineer

Salesforce
American Express

ADVISORS









Prof. Thomas Magnanti

Former Dean of Engineering, MIT

Neil Flanzraich

Director, Chipotle

Prof. Elie Ofek

Harvard Business School

3.

MARKET SIZE

$210B

2020

$2.8T

2030

4. Transparency Market Research

STRONG TRACTION

$8,000 revenue in 2022

2,600+ users

Raised ~$5.5M

5.



PRODUCT WALKTHROUGH

CLICK THE LINK BELOW

WATCH VIDEO



6.

WHAT IS THE PROBLEM

There are thousands of API's out there but because each API has its own networking protocols, structure, and data format, discovering and connecting to the right API is very difficult and takes lots of time. The problem is especially high in magnitude when it comes to AI-related APIs.



7.



WHAT IS THE SOLUTION

GenesisAI allows developers to discover, test, and integrate various AI related APIs. Developers can see the demo of the API, test them right from their browser, subscribe to API, and then integrate one by copying a code snippet.

8.

VISION

BECOME GO-TO PLACE FOR
ALL THINGS AI



CROSS-PROVIDER TRANSFER LEARNING

ALLOWING MULTI-AI AGENT INTERACTIONS

Speech Recognition   +   Translation   =   Speech Translation

10.



COMPETITIVE ADVANTAGES

Better quality through Validation Accuracy, Ensembling + Distillation, and Cross-Provider Transfer Learning

Lower prices through removing intermediaries and increasing the supply of AI products and services.

11.

HIGH QUALITY AI

We believe, we can increase the quality of AI products by up to 70%

Ensemble Learning + distillation – average model outputs for the best accuracy.

Validation Accuracy – buyers upload sample data with correct results.
GenesisAI will test different models to find the best one.

Cross-Provider Transfer Learning – allowing multi-AI agent interaction.
E.g. Speech recognition + language translation = Speech translation.

12.



BUSINESS MODEL

30% OF MARKETPLACE
TRANSACTIONS



GENESISAI

A MARKETPLACE FOR ALL
THINGS AI

CHEAPER AND HIGHER
QUALITY AI PRODUCTS

FOR MORE INFORMATION CONTACT:
ARCHIL@GENESISAI.IO

Section 111, Row 15 - Seat 24
Section 111, Row 15 - Seat 25

